# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SI-BONE, Inc., CIK 0001459839
CUSIP: 825704109
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 471 El Camino Real, Suite 101, Santa Clara, California (CA), 95050
Date of event which requires filing of this statement: 11/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001600004

## Reporting persons
- First Light Asset Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,046,068; sole dispositive power 0; shared dispositive power 5,046,068; aggregate amount beneficially owned 5,046,068 (11.63% of the class)
- Mathew P. Arens: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 23,000; shared voting power 5,147,568; sole dispositive power 23,000; shared dispositive power 5,147,568; aggregate amount beneficially owned 5,170,568 (11.92% of the class)

## Item 1. Issuer
Name of issuer: SI-BONE, Inc.
Address of issuer's principal executive offices: 471 El Camino Real, Suite 101,Santa Clara, CA 95050

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is jointly filed by the following:

First Light Asset Management, LLC (the "Manager")

Mathew P. Arens ("Mr. Arens")

The Manager may be deemed to be the beneficial owner of 5,046,068 of the Issuer's shares of common stock (the "Shares"). The Manager acts as an investment adviser to certain persons holding separately managed accounts with the Manager, each of whom has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, those shares. The Manager may also be deemed to be the beneficial owner of these shares because it acts as an investment adviser to certain private funds. Mr. Arens may also be deemed to be the beneficial owner of these shares because he controls the Manager in his position as managing member and majority owner of the Manager. Mr. Arens also directly holds 23,000 Shares in an individual capacity with sole control and 101,500 Shares held in a joint account over which he shares control. The Manager and Mr. Arens are filing this Schedule 13G/A with respect to these Shares pursuant to Rule 13d-1(b) under the Act.

The Manager and Mr. Arens may be deemed to be the beneficial owner of the total amount of Shares set forth across from its or his respective name in Item 4 below. The filing of this Schedule 13G shall not be construed as an admission that the reporting persons or any of their affiliates are the beneficial owner of any securities covered by this Schedule 13G for any other purposes other than Section 13(d) of the Securities Exchange Act of 1934.
Address of principal business office or, if none, residence:
Each of the reporting persons identified in Item 2(a) has its principal business office at:

3300 Edinborough Way, Suite 201, Edina, MN 55435
Citizenship:
First Light Asset Management, LLC - Delaware limited liability company

Mathew P. Arens - United States citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
First Light Asset Management, LLC - 5,046,068

Mathew P. Arens - 5,170,568
Percent of class:
First Light Asset Management, LLC - 11.63%

Mathew P. Arens - 11.92%
Sole power to vote or to direct the vote:
First Light Asset Management, LLC - 0

Mathew P. Arens - 23,000
Shared power to vote or to direct the vote:
First Light Asset Management, LLC - 5,046,068

Mathew P. Arens - 5,147,568
Sole power to dispose or to direct the disposition:
First Light Asset Management, LLC - 0

Mathew P. Arens -23,000
Shared power to dispose or to direct the disposition:
First Light Asset Management, LLC - 5,046,068

Mathew P. Arens - 5,147,568

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A: Joint Filing Agreement

## Signatures
- First Light Asset Management, LLC: /s/ Kurt T. Peterson, Kurt T. Peterson/Chief Compliance Officer (12/05/2025)
- Mathew P. Arens: /s/ Mathew P. Arens, Mathew P. Arens/Chief Executive Officer (12/05/2025)